Exhibit 99.1

Ebang International Responds to Short Seller Report

HANGZHOU, China, April 6, 2021 (GLOBE NEWSWIRE) -- Ebang International Holdings Inc. (Nasdaq: EBON, the “Company” ), a blockchain technology company, today issued the following statement in response to the short seller report issued by Hindenburg Research (the “Hindenburg Report”), a short selling research firm, on April 6, 2021.

Based on the review by the Company’s management team, we believe that the Hinderburg Report contain many errors, unsupported speculations and inaccurate interpretations of events. The Company’s Board of Directors has also been made aware of the Hindenburg Report. The Board, together with its Audit Committee, intends to further review and examine the allegations and misinformation therein and will take whatever necessary and appropriate actions may be required to protect the interest of its shareholders.

The Company endeavors to provide full and accurate disclosure to investors and rebut any false claims that attempt to impair market confidence in EBON's business, operations and financial statements. The Company is committed to maintaining the highest standards of corporate governance, as well as transparent and timely disclosure in compliance with the applicable rules and regulations of the United States Securities and Exchange Commission and the Nasdaq Exchange.

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a blockchain technology company with strong application-specific integrated circuit (ASIC) chip design capability. With years of industry experience and expertise in ASIC chip design, it has become a leading bitcoin mining machine producer in the global market with steady access to wafer foundry capacity. With its licensed or registered entities in various jurisdictions, the Company seeks to launch a professional, convenient and innovative digital asset financial service platform to expand into the upstream and the downstream of blockchain and cryptocurrency industry value chain. For more information, please visit https://ir.ebang.com.cn/.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to” and other similar expressions. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.
Email: ir@ebang.com.cn

Ascent Investor Relations LLC
Ms. Tina Xiao
Tel: (917) 609-0333
Email: tina.xiao@ascent-ir.com